Mail Stop 0510

January 21, 2005

via U.S. mail and facsimile

Mr. Chris Decker
Chief Financial Officer
Security Intelligence Technologies, Inc.
145 Huguenot Street
New Rochelle, New York 10801

	RE:	Security Intelligence Technologies, Inc.
		Form 10- KSB for the fiscal year ended June 30, 2004 Form 10-QSB for the quarter ended September 30, 2004

		File No. 0-31779

Dear Mr. Decker:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should amend your filing and revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended June 30, 2004

Distribution Agreement, page 3
1. We note you entered into an exclusive distribution agreement in 2004. Tell us and include in future filings a discussion of the key terms of the agreement. We expect that a discussion of the nature and terms of the agreement would include, among other things:

a. The duration of the agreement, including a discussion of renewal terms, if any.
b. Whether the agreement is cancelable or non-cancelable, and by whom, and whether there are contractual minimums or maximums.
c. The amount of revenues recognized for all periods presented.
d. The products covered by the agreement.
e. The royalty rates or other compensation terms of the agreement.
2. In addition, the distribution agreement should be filed as a material contract, or you should advise the staff of the reasons, you believe the agreement need not be filed. Please refer to Item 601 of
Regulation S-B.

Marketing and Distribution, page 9
3. We note you have significant customer deposits as of June 30,
2004
and September 30, 2004. Please provide the staff with a detailed listing of the deposits for the dates noted above. The listing should provide the customer name, date of deposit, amount of deposit, and nature of the underlying transaction. If there are any deposits that have been held for 180 days or more, please explain further.
4. In addition, since you don`t have receivables it appears that customer deposits are an integral part of your business and therefore we would expect an expanded discussion in future filings under Marketing and Distribution to provide information about the typical payment terms of your sales agreements with customers.

Warranties, page 9
5. In future filings disclose your accounting policy, methodology used in determining your liability for product warranties, and provide a tabular reconciliation of the changes in your aggregate product warranty liability for the reporting period. See paragraph
14 of FIN 45 for guidance.


General Overview, page 15
6. We note that in fiscal year 2004 you closed three retail operations, of which two were converted to sales offices. Please tell us the status of the third operation. If the location is vacant, as part of your response please discuss how you are accounting for future lease payments and the authoritative literature supporting your accounting.

Joint Venture Agreements, page 17
7. Please tell us why the joint ventures have not generated any revenue as of June 30, 2004 and when you expect for this to change.

Compliance with Section 16(A) of the Exchange Act, page 21
8. We note six late filings from Chris Decker, CFO and member of your audit committee, and four from Jamil Ben, CEO. Please have them tell us what measures these individuals have taken to prevent future late filings. In addition, please explain the reason for the August 23,
2002 transaction in which Mr. Decker acquired 500,000 shares from Mr.
Jamil.

Deferred Revenue, page 33
9. Supplementally provide to us a description of your deferred revenue and the revenue recognition criteria not met.

Revenue recognition, page 38
10. Supplementally tell us and revise your disclosures in future filings to discuss how and when you recognize revenue for support services that you provide for the first three to twelve months following installation of a system along with how you recognize revenue for long-term services provided on a service-contract basis.
11. We note that you recognize revenue when goods are shipped. Please advise us whether substantive installation, testing, or other obligations exist that would prevent immediate revenue recognition upon shipment. Refer to SAB Topic 13 for guidance. In your response please discuss what consideration, if any, that you gave to EITF 00-
21 and whether it was applicable to you.





Note 4 - Accounts Payable and Accrued Expenses, page 43
12. We note you have a payroll liability of $398,988 as of June
30,
2004. Tell us whether you have remitted all withholding and payroll taxes to the Internal Revenue Service. If not please tell us the liability at September 30, 2004. Further, if you are in fact delinquent, please provide this disclosure in future filings.

Note 16 - Legal Proceedings, page 50
13. In the matters concerning Welcome Publishing Company, Inc., Ergonomic Systems Philippines Inc., China Bohai Group and USA International Business Connections Corp., Elektronik Sistemleri, and the litigation brought by a former customer we note you believe you have a valid defense in each claim, however, if it is probable that you will incur a loss and the amount of the loss can be reasonably estimated the loss should be accrued by a charge to income. For each matter referenced above, tell us and revise future filings to include whether it is reasonably possible that losses will be incurred and the possible range of loss or state that such amounts cannot be estimated. Refer to paragraph 8 - 10 of SFAS 5. Your response should clarify if an accrual has been recorded for the pending claim.
14. We note that you reached a settlement that is payable with 550,459 shares of common stock. Tell us how you accounted for this and as part of your response please reference authoritative literature supporting your accounting.

Accounting Controls
15. On page 6, under the caption, "We may not be able to comply in a timely manner with recently enacted corporate governance provisions", the company states, in part, that it may be unable to implement certain controls, including systems relating to accounting controls.
Please explain more precisely to the staff the facts and circumstances behind the statement made. In addition, please provide us with the information provided to the registrant`s auditor and audit committee regarding significant deficiencies and material weakness in the design or operation of internal controls over financial reporting as contemplated by paragraph 5 of the certificates filed as exhibits 31.1 and 31.2. Also provide the staff with any deficiencies communicated to the company by Demetrius & Company, LLC in connection with their audit of the company`s financial statements for the year ended June 30, 2004. With respect to each deficiency noted, explain how the company intends to address the matter.




General
16. Give us a schedule of the components of Other Current Assets as of June 30, 2004 and September 30, 2004.


Form 10-QSB for the Quarter Ended September 30, 2004

General
17. Please address the comments above in your interim filings as applicable.

Basis of Financial Statement Presentation, page 7
18. We note that your auditors` report for the year ended June 30, 2004 contains a going concern modification. In future quarterly and annual filings, provide a more complete update of management`s viable plan to overcome the uncertainty of your ability to continue as a going concern, including a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of the financial statements being reported upon. Refer to FRC 607.02 and
Section IV of Release 33-8350. Your disclosures should provide enough detail that your readers gain insight into management`s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Discuss trends that you are seeing in the current year`s results, such as decreased revenues and improved gross margin, whether or not you expect these trends to continue throughout the year, and how these trends will affect your viable plan to continue as a going concern.

Controls and Procedures, page 16
19. Amend your filing to provide the disclosures required by Item
307
of Regulation S-B. Your revised disclosure should include an evaluation date as of the end of the period rather than within 90 days of the filing of the report.






Certifications
20. Please amend your filing to include revised certifications to include an evaluation date as of the end of the period rather than within 90 days of the filing. Refer to exhibit 31 as specified by
Item 601 of Regulation S-B for guidance.


*    *    *    *

As appropriate, please amend your September 30, 2004 Form 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Tracey McKoy, Staff Accountant, at (202) 824-5486, Nathan Cheney at (202) 942-1804, or me at (202) 942-1798 if you
have
questions regarding comments on the financial statements and related matters.



							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Chris Decker
Security Intelligence Technologies, Inc.
January 21, 2005
Page 1 of 7








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE